UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008	Commission File Number 1-32728

Canetic Resources Trust
(Translation of registrant's name into English)

1900, 255 - 5thAvenue S.W.
Calgary, Alberta  T2P 3G6
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANETIC RESOURCES TRUST, by its administrator Canetic Resources Inc.

By:	/s/ Brian D. Evans
Name:	Brian D. Evans
Title:	Vice President, General Counsel and Secretary

Date:  January 11, 2008

EXHIBIT INDEX

Exhibit	Description

99.1
News Release dated January 11, 2008 - Penn West Energy Trust and Canetic Resources Trust announce the closing of their combination and the creation of North America's largest conventional oil and gas energy trust